July 14, 2017

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: John Reynolds, Assistant Director

Re:	Celcuity LLC

Draft Registration Statement on Form S-1

Submitted June 12, 2017

CIK No. 0001603454

Dear Mr. Reynolds:

On behalf of our client, Celcuity LLC (the “Company”), we are submitting this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated July 5, 2017 regarding the Company’s draft Registration Statement on Form S-1 (the “Registration Statement”) identified above, which was submitted for review on a confidential basis pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

Our responses to the specific comments are set forth below. The Company is concurrently submitting an amended draft Registration Statement on Form S-1 via EDGAR for confidential review pursuant to the JOBS Act (the “Amended Registration Statement”). For the convenience of the Staff, each comment is restated in bold and italics prior to the response to such comment. All defined terms used in this letter have the respective meanings ascribed to them in the Amended Registration Statement, unless otherwise indicated.

In accordance with the JOBS Act, we expect that this letter, the Amended Registration Statement and any other documents submitted herewith will be kept in a non-public file and that access to them by any third party not a member of the Commission or its Staff will be denied. Should the Commission receive any request for these documents, either pursuant to the Freedom of Information Act or otherwise, prior to the Company publicly filing the Registration Statement and all amendments thereto not later than 15 days before the commencement of its road show, we request that we immediately be notified of any such request and be furnished promptly with all written materials pertaining to such request. In addition, we expect that we will be given the opportunity to object to such disclosure. Should the Commission be inclined to disclose these documents to any third party, it is our expectation that we will be given ten business days advance notice of any such decision to enable our client to pursue any remedies that may be available.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Division of Corporation Finance

U.S. Securities and Exchange Commission

July 14, 2017

Response: The Company advises the Staff that neither the Company nor anyone authorized by the Company has presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that any such written communications are presented to potential investors, the Company will provide copies to the Staff on a supplemental basis.

Industry and Market Data, page ii

2.	Please revise the language in this paragraph to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

Response: The Company has revised its disclosure on page ii of the Amended Registration Statement and included a statement that the Company is responsible for the disclosures in the prospectus.

Prospectus Summary, page 1

3.	Please revise your disclosure in plain English and explain how your diagnostic tests are proposed to be used and how they differ from other similar cancer diagnostic tests. See Item 503(a) of Regulation S-K and Rule 421(b)(4) of Regulation C.

Response: The Company has revised the disclosure in the Prospectus Summary, pages 1 and 2, of the Amended Registration Statement. The Company has also made corresponding revisions to disclosures in the Business section, page 47 of the Amended Registration Statement.

4.	We note your statement that your “proprietary CELx diagnostic platform is currently the only commercially available technology to use a patient’s living tumor cells to evaluate the functional status of the cell signaling pathways associated with cancer.” Please disclose the basis for this statement and explain why you state that the platform is commercially available, as your business has not generated any revenues.

Response: The Company has revised the disclosure in the Prospectus Summary, page 1 of the Amended Registration Statement, to clarify that the CELx diagnostic platform is the only commercially ready technology that the Company is aware of that uses the patient’s living tumor cells to identify the specific abnormal cellular process driving a patient’s cancer and the targeted therapy that best treats it. Furthermore, in connection with the Staff’s comment number 3 above, the Company revised its disclosure in the Prospectus Summary to more clearly indicate how the CELx diagnostic tests will be used and how such tests differ from other currently available cancer diagnostic tests. Lastly, with respect to

Division of Corporation Finance

U.S. Securities and Exchange Commission

July 14, 2017

revenue, the Company’s business strategy in the Prospectus Summary, pages 2 and 3 of the Amended Registration Statement, and the Business section, pages 65 and 66 of the Amended Registration Statement, discloses that the Company is pursuing revenue by initially building partnerships with pharmaceutical companies to derive CELx test- and milestone-based revenue from related clinical trials, and thereafter pursuing revenue opportunities from potential royalties on incremental drug sales and offering CELx tests directly to treating physicians at healthcare facilities.

5.	We note your statements on the annual U.S. market opportunity and the potential new annual revenue for your tests. Please disclose the basis, including any sources and assumptions, for these statements and describe any risks relating to your assumptions. Additionally, disclose the sources of the industry information in the prospectus, such as the information in the targeted therapy objective response rates table. Make similar revisions under the Business section.

Response: The Company has revised the disclosure in the Prospectus Summary, page 2 of the Amended Registration Statement, to include the source information for the number of patients used as the basis to estimate the U.S. market opportunity and the source information for the target therapy objective response rate table. The Company has made corresponding revisions in the Business section, pages 47, 52 and 54 of the Amended Registration Statement. The Company has also revised the Business section, pages 51 and 60 of the Amended Registration Statement, to include the source for other industry information referenced. Risks relating to the Company’s estimated market opportunities are described in the risk factor titled “Our business, operational and financial goals may not be attainable if the market opportunities for our CELx tests or our pharmaceutical company partners are smaller than we expect.” of the Risk Factors section, page 12 of the Amended Registration Statement.

Use of Proceeds, page 29

6.	Please disclose the approximate amount intended to be used for each purpose stated as required by Item 504 of Regulation S-K.

Response: The Use of Proceeds section, page 30 of the Amended Registration Statement, has been revised to include blanks for the requested information. The estimated amounts will depend on the expected offering amount and will be added in a subsequent amendment to the Registration Statement.

Division of Corporation Finance

U.S. Securities and Exchange Commission

July 14, 2017

Capitalization, page 31

7.	Please include pro forma balance sheet information as of your most recent 2017 balance sheet date and pro forma income statement information for the year ended December 31, 2016 and the 2017 interim period giving effect to the sale of convertible notes, the LLC conversion and the note conversion into common stock. Refer to Rules 8-01 and 11-01(a)(8) of Regulation S-X.

Response: Additional pro forma financial information has been provided in a new footnote 2 to the capitalization table found in the Capitalization section, pages 32 and 33 of the Amended Registration Statement.

Business, page 46

Clinical Trial (in process): CELx test FDA Approved for Use in Clinical Trials, page 62

8.	Please disclose whether you have entered into any written agreements with NSABP and Genentech. If so, please file the agreements as exhibits or advise. We also note your disclosure on page F-22 that in May 2017, the Company entered into an agreement with a clinical research organization to conduct a clinical research study. Please describe the material terms of this agreement and file as an exhibit. See Item 601(b)(10) of Regulation S-K.

Response: The Company has revised the disclosure in the Business section, pages 64 and 65 of the Amended Registration Statement, to describe the material terms of its Clinical Trial Agreement with NSABP and to reflect that NSABP is the contracting party with Genentech. In addition, the Clinical Trial Agreement with NSABP is being filed as Exhibit 10.13 to the Amended Registration Statement.

9.	We note your risk factor on page 16 regarding the inability to find suitable replacement reagents and instruments on a timely basis. Please describe your sources and availability of raw materials and the names of principal suppliers. See Item 101(h)(4)(v) of Regulation S-K. If material, please file the supply agreements as exhibits. See Item 601(b)(10) of Regulation S-K.

Response: The requested disclosure has been added to the Business section, page 70 of the Amended Registration Statement. The Company has not filed the supply agreements as exhibits as such agreements are purchase order transactions in the ordinary course of business and the Company does not consider such agreements to be material.

Division of Corporation Finance

U.S. Securities and Exchange Commission

July 14, 2017

Employee and Labor Relations, page 72

10.	We note your disclosure that you have approximately 16 employees. Please specify the number of full-time employees as required by Item 101(h)(4)(xii) of Regulation S-K.

Response: The requested disclosure has been added to the Business section, page 75 of the Amended Registration Statement.

Executive and Director Compensation, page 79

11.	We note the disclosure on your website that you have a Chief Commercial Officer. Please revise your compensation table to include all named executive officers or advise. See Item 402(m)(2) of Regulation S-K.

Response: The Company’s “executive officers” under Rule 240.3b-7 include its Chief Executive Officer, Brian Sullivan, Chief Financial Officer, Vicky Hahne, and Chief Science Officer, Vice President, and Secretary, Lance Laing. Ms. Hahne was appointed as the Company’s Chief Financial Officer in July 2017 and revised disclosures have been included in the Management and Executive and Director Compensation sections beginning on pages 76 and 83 of the Amended Registration Statement, respectively. This includes revised disclosures to the compensation table referenced in the Staff’s comment.

As the Staff indicated, Laura Beggrow holds the title of Chief Commercial Officer. Ms. Beggrow’s primary job function is to build and maintain relationships with Company business partners at the direction of the Company’s Chief Executive Officer. The Company does not believe she should be deemed to be an “executive officer” under Rule 240.3b-7 as she is not in charge of a principal business unit, division or function, and does not perform a policy making function. As such, she is not an “executive officer” pursuant to Item 402(m)(2) of Regulation S-K and has not been included in the compensation table.

The Company has evaluated whether any of its employees are significant employees under Item 401(c) of Regulation S-K and has determined that Ms. Beggrow and Mr. Larry Fitzgerald, the Company’s Vice President Strategic Partnerships and Managed Markets, are significant employees of the Company. Accordingly, the Company added disclosures required under Item 401(c) of Regulation S-K to the Management section, pages 78 and 79 of the Amended Registration Statement.

Division of Corporation Finance

U.S. Securities and Exchange Commission

July 14, 2017

Recent Sales of Unregistered Securities, page II-2

12.	For any transactions made solely in reliance on Section 4(a)(2), please disclose the name the persons or identify the class of persons to whom the securities were sold and disclose the number of investors. See Item 701(b) and (d) of Regulation S-K.

Response: The requested information has been added to pages II-1 and II-2 of the Amended Registration Statement with respect to the transactions made in February 2014 and February 2015, which are the only transactions made solely in reliance on Section 4(a)(2).

Undertakings, page II-4

13.	Please add the undertakings required by Item 512(a)(5)(ii) of Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule 430C. For guidance, refer to Question 229.01 of our Securities Act Rules Compliance and Disclosure Interpretations.

Response: The undertakings required by Item 512(a)(5)(ii) of Regulation S-K have been added to the Undertakings section, page II-4 of the Amended Registration Statement.

Exhibits, page II-6

14.	Please file the Confidentiality, Assignment of Inventions and Non-Competition Agreements that your company has with Mr. Sullivan and Dr. Laing as exhibits. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: The Confidentiality, Assignment of Inventions and Non-Competition Agreements between the Company and Mr. Sullivan and Dr. Laing is being filed with the Amended Registration Statement as Exhibits 10.14 and 10.15, respectively.

15.	We note your disclosure of the Member Unit Warrants issued in connection with the 2016 private placement and the convertible promissory notes issued in May 2017. Please file the warrant instrument and the convertible promissory notes as exhibits. See Item 601(b)(10) of Regulation S-K.

Response: The form of Member Unit Warrants issued in connection with the 2016 private placement and the form of convertible promissory note issued in connection with the May 2017 private placements are being filed with the Amended Registration Statement as Exhibits 10.9 and 10.10, respectively. In addition, the form of warrant to be issued in connection with the conversion of the May 2017 convertible promissory note is being filed with the Amended Registration Statement as Exhibit 10.11.

Division of Corporation Finance

U.S. Securities and Exchange Commission

July 14, 2017

We appreciate the Staff’s comments. Please direct any further questions or comments concerning this response letter to me at (612) 492-7252.

Very truly yours,

/s/ Ryan C. Brauer

Ryan C. Brauer

Direct Dial: 612.492.7252

Email: rbrauer@fredlaw.com

cc:

Brian F. Sullivan, Chief Executive Officer, Celcuity LLC

Jonathan R. Zimmerman, Partner, Faegre Baker Daniels LLP

Blaise Rhodes, Securities and Exchange Commission

Rufus Decker, Securities and Exchange Commission

Michael Killoy, Securities and Exchange Commission

Brigitte Lippmann, Securities and Exchange Commission